SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 5, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI announces details for its Annual General Meeting

and release of fiscal 2006 first quarter results

Montreal, Quebec, January 5, 2006 – CGI Group Inc. (CGI) (NYSE: GIB; TSX: GIB.SV.A), a leading provider of end-to-end information technology and business process services, will host its Annual General Meeting for fiscal 2005 and release its fiscal 2006 first quarter results on Tuesday, January 31, 2006. The Annual General Meeting will be held at the Hilton Montreal Bonaventure Hotel in Montreal at 11 a.m. (ET). For those who are unable to attend in person, the Company will simultaneously webcast the meeting in a live video format from its website at www.cgi.com.

CGI shareholders of record at the close of business on December 13, 2005 will be entitled to vote on matters considered at the meeting. The Notice of Annual Meeting of Shareholders, the Management Proxy Circular, and the Annual Report for fiscal 2005 have been sent to CGI’s shareholders on or about December 23, 2005. These documents are also available on the Company’s website. Shareholders are invited to read the proxy statement. Note that CGI’s 2005 Annual Report will only be sent to shareholders who requested it by checking the request box on the proxy form sent with the 2004 Annual Report last year.

CGI will release its fiscal 2006 first quarter results on January 31, 2005 and hold its first quarter conference call at 9:30 a.m. (ET) on that day. During the call, Serge Godin, chairman & CEO, Michael Roach, president and COO, André Imbeau, executive vice-president & CFO, and Paule Doré, executive vice-president & chief corporate officer, will discuss CGI's results for the first quarter ended December 31, 2005. Participants may listen to the call by dialing (888) 575-8232 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com.

For those unable to participate on the live conference call or the live videocast of the annual general meeting, both webcasts will be archived at www.cgi.com.

About CGI

Founded in 1976, CGI is the eighth largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI's annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion). CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

CGI

Investor relations

Lorne Gorber, vice-president, investor relations

(514) 841-3355

Ronald White, director, investor relations

(514) 841-3230

Media relations

Eileen Murphy, director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: January 5, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary